

Mail Stop 4720

October 20, 2017

Roberto Jesus Valdes
President, Principal Executive Officer and Director
International Land Alliance, Inc.
350 10th Ave.
Suite 1000
San Diego, CA 92101

      Re: International Land Alliance, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             Filed September 28, 2017
             File No. 333-209484

Dear Mr. Valdes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended December 31, 2016 and for the year ended December 31, 2015, page 19

1.   Please tell us and revise your filing to explain the nature of selling commissions recognized totaling $105,500 and $34,050 for the year ended December 31, 2016 and six-months ended June 30, 2017 given the fact that you did not generate any revenues during these periods.

Financial Statements

2.   We note that your 2015 financial statements have been restated as a result of the corrections of errors disclosed in Note 8 beginning on page F-20. We further note that your successor auditor has audited these adjustments as noted in their audit opinion on page F-1. Due to the significance of the correction of errors and their substantial impact on the reported 2015 financial statements, please tell us how you determined a reaudit of your 2015 financial statements by the successor auditor is not required. Please refer to Question 4 of the PCAOB's Staff Questions and Answers for "Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor" which states that the more extensive and pervasive adjustments make it more likely that a reaudit of prior-period financial statements is necessary.

Note 8 – Restatement, page F-20

3.   Please tell us and revise your filing to clearly disclose a description of the nature of each error for which you are restating your prior period financial statements. Additionally, for each correction of an error, please tell us and disclose the effect of the correction on each financial statement line item along with the cumulative effect of the change on retained earnings for those errors which relate to periods prior to those included in your currently disclosed financial statements, as applicable. We note several adjustments to your 2015 financial statements (for example, removal of property, plant and equipment, decrease in other income, reduction in operating expenses, etc.) which do not appear to be clearly disclosed in your restatement footnote. Please refer to ASC 250-10-50-7.

4.   We note disclosure on page F-23 that the accumulated deficit was restated from $582,497 to $2,641,369 to include an impairment on prepaid assets from preferred stock since it was compensation expense and not a prepaid asset. We further note that these preferred shares were issued to Grupo Valcas/Baja Residents Club, S.A. de C.V. on October 1, 2013 for services to be provided, as disclosed on page F-13. Please tell us how you determined that recognition of the entire fair value of preferred stock issued of $2,260,496 should be recorded as stock based compensation during 2013. Please refer to ASC 505-50-25-6.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Jason Sunstein
        William B. Barnett, Esq.